

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2013

Via E-mail
Derek Peterson
Chief Executive Officer
Terra Tech Corp.
18101 Von Karman, Third Floor
Irvine, California 92612

> **Re: Terra Tech Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 2, 2013**
> **File No. 333-188477**
> **Amendment No. 1 to Form 8-K**
> **Filed on July 9, 2013**
> **File No. 000-54258**

Dear Mr. Peterson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comments, we may have additional comments.

1.   We note your response to prior comment 2; however, the Commission has interpreted the phrase "offer to sell" in Section 5(c) of the Securities Act of 1933 to include "the publication of information and statements … made in advance of a proposed financing, which have the effect of . . . arousing public interest in the issuer or its securities." See Securities Act Release No. 5180 (Aug. 16, 1971). As such, because the statements referenced in our prior comment could have such effect and therefor constitute "offers," please provide additional analysis, including references to relevant statutes, rules or interpretations, explaining why you believe that the statements did not constitute a violation of Section 5.

> Alternatively, revise your disclosure to discuss the risks and impacts to you of a possible violation of Section 5.

Registration Statement Fee Table

2.   We note that you have approximately 86 million shares outstanding and that you are registering approximately 30 million shares for resale under the Purchase Agreement which appears to be more than 1/3 of the number of the company's shares of common stock held by non-affiliates. Please note in this regard, that we view the registration of more than 1/3 of the number of the issuer's outstanding shares held by non-affiliates as a primary offering that can only proceed on an at-the-market basis under Securities Act Rule 415(a)(4) if the issuer is eligible to conduct a primary offering on Form S-3. Please advise or revise your filing as appropriate.

Prospectus Summary

Recent Developments, page 3

3.   We note that your disclosure in the second to last paragraph on page 6 does not indicate that your purpose for the Washington expansion was to expand into the medical cannabis market as you indicated in your press release issued May 2, 2013; if true, please expand your disclosure to include this business purpose.

4.   We see your disclosure in the last paragraph on page 6 that you "completed the acquisition of 5 acres of greenhouse structure." Please revise your disclosure to clarify whether you own or lease the underlying land and to clarify whether you own or lease the greenhouse structure.

5.   Please fill in the blanks on page 6.

The Offering – Common Stock Outstanding Before the Offering, page 9

6.   Please revise to indicate the actual number of common shares outstanding as of the most recent practicable date.

The Offering – Common Stock to be Outstanding After the Offering assuming all of the Securities are Resold, page 9

7.   Please revise to indicate that this number assumes the conversion and exercise of all of your currently outstanding preferred stock, warrants and debentures, etc. into shares of your common stock.

Security Ownership of Certain Beneficial Owners and Management, page 47

8.   Please revise your table to present all beneficial ownership information in accordance with Regulation S-K Item 403 and Exchange Act Rule 13d-3. Include any explanatory footnote disclosure as appropriate.

9.   We see from your response to prior comment 9 that Ms. Almsteier owns 5,750,000 shares of Series B Preferred Stock which are convertible into 30,959,872 shares of common stock. We note from footnote (3) to the beneficial ownership table that you disclose that Ms. Almsteier's Series B Preferred Stock are convertible into 30,954,872 shares of common stock. Please reconcile your response to prior comment 9 with your disclosure in footnote (3).

10.   We note your response to prior comment 10 that the company redeemed 500,000 shares of common stock from Ms. Almsteier. However, given that the term "Redemption Shares" is defined in the Stock Redemption Agreement, filed as Exhibit 10.3 to your Form 8-K, as 11,700,000 shares of common stock it is not clear from that agreement how you redeemed 500,000 shares of common stock from Ms. Almsteier. Please advise.

Financial Statements

Interim Financial Statements, page F-21

Note 15. Subsequent Events, page F-36

11.   We note your response to prior comment 12 and the Amendment No. 1 to Form 8-K filed on July 9, 2013 that includes Edible Garden Corporation's audited financial statements. Please amend the Form S-1 to include the Edible Garden financial statements within the registration statement in accordance with Rule 8-04(c)(4) of Regulation S-X or otherwise tell us why you do not believe such financial statements are required.

12.   Further to the above, it appears that the purchase price significantly exceeds the assets of the target company (Edible Gardens). Please provide us with your preliminary allocation of the purchase price to the net assets of Edible Gardens, including a summary of any identifiable assets you plan to record, the basis for recording any such identifiable assets, the useful lives of the assets and the valuation methodology used to determine the value of those assets.

Amendment 1 to Form 8-K Dated April 29, 2013 filed on July 9, 2013

-Report of Independent Registered Public Accounting Firm, page 1

13.   We note that your independent auditors' report refers to your related statement of operations, stockholders' equity and cash flows for the period then ended April 24, 2013. We further note from pages 3 through 5 that you include the financial statements for the period from April 9, 2013 (date of inception) through April 24, 2013. Please have your auditor revise its report to clarify that its report refers to the related statement of operations, stockholders' equity and cash flows for the period from April 9, 2013 (date of inception) through April 24, 2013. Refer to the guidance in Public Company Accounting Oversight Board Auditing Standard No. 1 and Rule 2-02 of Regulation S-X.

14.   Please amend this Form 8-K to provide the pro forma financial statements required by Rule 8-05 of Regulation S-X. As appropriate, please also amend the Form S-1 to include the pro forma financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange

Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tara Harkins at (202) 551-3639 or Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Thomas Puzzo., Esq.